UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 4)

                        EAGLE BUILDING TECHNOLOGIES, INC.
                                (Name of Issuer)

                          Common Stock, par value $.01
                         (Title of Class of Securities)

                                    269439105
                                 (CUSIP Number)

                                 M.A. Berman Co.
                           700 East Palmetto Park Road
                            Boca Raton, Florida 33432
                                 (561) 391-7899
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 15, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

NOTE. Six copies of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                        (Page 1 of 10 pages)

                                           SCHEDULE 13D

   -----------------------------------------------------------------------
   CUSIP NO. 269439105
   -----------------------------------------------------------------------
   1.        NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             M.A. Berman Co.
             11-2543728

   2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                               (a) [ ]
                                                               (b) [X]

   3.        SEC USE ONLY

   4.        SOURCE OF FUNDS
             OO

   5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]


   6.        CITIZENSHIP OR PLACE OF ORGANIZATION
             Florida

                                           7.     SOLE VOTING POWER
                     NUMBER OF                    1,075,716
                     SHARES
                     BENEFICIALLY          8.     SHARED VOTING POWER
                     OWNED BY                     -0-
                     EACH
                     REPORTING             9.     SOLE DISPOSITIVE POWER
                     PERSON                       1,075,716
                     WITH
                                          10.     SHARED DISPOSITIVE POWER
                                                   -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,075,716

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES                                                 [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          13.78%

14.       TYPE OF REPORTING PERSON
             CO
                         (Page 2 of 10 pages)

                                           SCHEDULE 13D

    -----------------------------------------------------------------------
    CUSIP NO. 269439105
    -----------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              M.A. Berman Partners, LP
              11-3212934

    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

    3.        SEC USE ONLY

    4.        SOURCE OF FUNDS
              PF, OO

    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

    6.        CITIZENSHIP OR PLACE OF ORGANIZATION
              Florida

                                            7.    SOLE VOTING POWER
                      NUMBER OF                     860,983
                      SHARES
                      BENEFICIALLY          8.    SHARED VOTING POWER
                      OWNED BY                      -0-
                      EACH
                      REPORTING             9.    SOLE DISPOSITIVE POWER
                      PERSON                        860,983
                      WITH
                                           10.    SHARED DISPOSITIVE POWER
                                                    -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
              860,983

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11%

14.       TYPE OF REPORTING PERSON
              PN

                          (Page 3 of 10 pages)

                                  SCHEDULE 13D

    -----------------------------------------------------------------------
    CUSIP NO. 269439105
    -----------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Meyer A. Berman
              ###-##-####

    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

    3.        SEC USE ONLY

    4.        SOURCE OF FUNDS
              PF

    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

    6.        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States

                                            7.    SOLE VOTING POWER
                      NUMBER OF                     2,794,899 (Note 1)
                      SHARES
                      BENEFICIALLY          8.    SHARED VOTING POWER
                      OWNED BY                      -0-
                      EACH
                      REPORTING             9.    SOLE DISPOSITIVE POWER
                      PERSON                        2,794,899 (Note 1)
                      WITH
                                            10.   SHARED DISPOSITIVE POWER
                                                    -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
              2,794,899 Note 1)

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                                                 [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          35.9%

14.       TYPE OF REPORTING PERSON
              IN

    ------------
    (Note 1)
    ------------

     Includes (i)73,767 shares of Common Stock owned by Meyer A. Berman individually, (ii) 1,075,716 shares of Common Stock owned by M.A. Berman Co., (iii) 860,983 shares of Common Stock owned by M.A. Berman Partners, LP, (iv) 727,933 shares of Common Stock owned by Meyer A. Berman, Individual Retirement Account and (v) 56,500 shares of Common Stock owned by Katia Christine, spouse of Meyer A. Berman.

                          (Page 4 of 10 pages)

                              SCHEDULE 13D

     -----------------------------------------------------------------------
     CUSIP NO. 269439105
     -----------------------------------------------------------------------
     1.        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
               Meyer A. Berman, Individual Retirement Account
               ###-##-####

     2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a) [ ]
                                                                 (b) [X]

     3.        SEC USE ONLY

     4.        SOURCE OF FUNDS
               PF

     5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

     6.        CITIZENSHIP OR PLACE OF ORGANIZATION
               Florida

                                           7.      SOLE VOTING POWER
                       NUMBER OF                     727,933
                       SHARES
                       BENEFICIALLY        8.      SHARED VOTING POWER
                       OWNED BY                      -0-
                       EACH
                       REPORTING           9.      SOLE DISPOSITIVE POWER
                       PERSON                        727,933
                       WITH
                                          10.      SHARED DISPOSITIVE POWER
                                                     -0-

 11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
               727,933

 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES                                                [ ]

 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.3%

 14.       TYPE OF REPORTING PERSON
               IN

                           (Page 5 of 10 pages)

                             SCHEDULE 13D

    -----------------------------------------------------------------------
    CUSIP NO. 269439105
    -----------------------------------------------------------------------
    1.        NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
              Katia Christine
              ###-##-####

    2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

    3.        SEC USE ONLY

    4.        SOURCE OF FUNDS
              PF

    5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

    6.        CITIZENSHIP OR PLACE OF ORGANIZATION
              United States
                                          7.      SOLE VOTING POWER
                      NUMBER OF                     50,000
                      SHARES
                      BENEFICIALLY        8.      SHARED VOTING POWER
                      OWNED BY                      -0-
                      EACH
                      REPORTING           9.      SOLE DISPOSITIVE POWER
                      PERSON                        50,000
                      WITH
                                         10.      SHARED DISPOSITIVE POWER
                                                    -0-

11.       AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON
              50,000

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES  (Note 2)                                      [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.8%

14.       TYPE OF REPORTING PERSON
              IN

    -----------
    (Note 2)
    -----------

     Does not include 56,500 shares of Common Stock over which Meyer A. Berman retains voting and dispositive power pursuant to a power of attorney agreement between Mr. Berman and Ms. Christine.


                          (Page 6 of 10 pages)

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common stock, $.01 par value
          ("Common Stock"), issued by:

         Eagle Building Technologies, Inc. (the "Company")
         20293 State Road 7
         Boca Raton, Florida 33432

ITEM 2.  IDENTITY AND BACKGROUND FOR THE REPORTING PERSONS (a) - (b)

         M.A. Berman Partners, LP
         700 East Palmetto Park Road
         Boca Raton, Florida 33432

         M.A. Berman Co.
         700 East Palmetto Park Road
         Boca Raton, Florida 33432

         Meyer A. Berman
         Individually and Individual Retirement Account
         700 East Palmetto Park Road
         Boca Raton, Florida 33432

         Katia Christine
         700 East Palmetto Park Road
         Boca Raton, Florida 33432

     (c) M.A. Berman Partners, LP ("MAB") is a limited partnership formed for the purpose of investing in the securities of public and private entities. The general partner of MAB is Meyer A. Berman, individually, and M.A. Berman Capital Corp., a New York corporation, of which Mr. Berman is the sole shareholder. M.A. Berman Co. is a Florida corporation and is no longer a member of the National Association of Securities Dealers, Inc., as of 7/1/02. Meyer A. Berman is the sole shareholder of MA Berman Co. Meyer A. Berman has "trading authorization" over a limited number of brokerage accounts at STC Securities, Corp.. These transactions are reported under MA Berman Co. Katia Christine is the wife of Meyer A. Berman.


     (d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic or similar misdemeanor).

     (e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Berman and Ms. Christine are private investors and United States citizens.


                      (Page 7 of 10 pages)

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The funds used for the purchases reported herein consist of investor funds in the MAB limited partnership, the corporate funds of M.A. Berman Co. and the personal funds of each of Mr. Berman and Ms. Christine, none of which funds were borrowed. As a result of the purchases reported herein, the Reporting Persons' beneficial ownership of the Company's Common Stock has changed by greater than 1%. Consequently, the Reporting Persons are filing this Amendment No. 4 to
Schedule 13D to update the beneficial ownership information reported in Amendment No. 3 and to report the following transfers of shares of Common Stock from certain discretionary accounts managed by M.A. Berman Co. to other members of the National Association of Securities Dealers, Inc., without receipt of consideration by M.A. Berman Co.:(i) 30,000 shares of Common Stock were transferred on May 10, 2002;(ii) 6,000 shares of Common Stock were transferred on June 19, 2002; (iii) 26,000 shares of Common Stock were transferred on June 27, 2002; (iv) 97,500 shares of Common Stock were transferred on June 28, 2002;
(v) 2500 shares of common stock were transferred on July 1, 2002; 12,500 shares of common stock were transferred on July 2, 2002; 1667 shares of restricted stock were transferred on July 3, 2002; 2000 shares of common stock were transferred on July 8, 2002; 4000 shares of common stock were transferred on July 9, 2002; 10,000 shares of common stock were transferred on August 26, 2002; and 15,000 shares of restricted stock was transferred on August 30, 2002.


ITEM 4.  PURPOSE OF THE TRANSACTION.

     Each the acquisitions of Common Stock reported herein was for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER -
         EAGLE BUILDING  TECHNOLOGIES, INC.

     (a) As of the date of this filing, the Reporting Persons beneficially own an aggregate of 2,844,899 shares (36.5%) of the outstanding Common Stock.

     (b) Meyer A. Berman has the sole power to vote and dispose of all but 50,000 of the 2,844,899 shares, which shares are owned by Katia Christine.

     (c)  Since the filing of Amendment No. 3 to Schedule 13D on June 6, 2002
          (i) M.A. Berman Co. acquired 270,800 shares of Common Stock at purchase prices ranging from $2.4236 to $3.0767 and sold, at the unsolicited request of its clients, 82,500 shares of Common Stock previously held in the discretionary accounts of such clients, at purchase prices ranging from $2.45 to $3.15; (ii) MAB did not acquire or dispose of any shares of Common Stock; (iii) Meyer A. Berman acquired an additional 11,500 shares of Common Stock at purchase prices ranging from $2.71 to $3.05 per share; (iv) Meyer A. Berman Individual Retirement Account acquired an additional 81,500 shares of Common Stock at purchase prices ranging from $2.25 to $2.99 per share;
          (v) and Katia Christine did not acquire or dispose of any shares of Common Stock.

     (d) Of the aggregate of 2,844,899 shares of Common Stock of the Company in which the Reporting Persons have an interest, with respect to all of such shares, Meyer A. Berman has the sole right and power to direct a vote for all but 50,000 of such shares, which shares are owned by Katia Christine.

     (e)  Not applicable.



                                 (page 8 of 10)

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Meyer A. Berman is Chairman of the Board of Directors of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         No change.








                                 (page 8 of 10)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                  Dated:  October 15, 2002

                            M.A. BERMAN PARTNERS, LP


                            By:   /s/ Meyer Berman
                            ----------------------------------------
                            Its:   General Partner


                            M.A. BERMAN INDIVIDUAL RETIREMENT ACCOUNT


                            By:   /s/ Meyer Berman
                            ----------------------------------------
                            Name:    Meyer Berman


                            M.A. BERMAN CO.


                            By:  /s/ Meyer Berman
                            ----------------------------------------
                            Name: Meyer A. Berman
                            Its:     President



                            ----------------------------------------
                                    Meyer A. Berman


                               /s/ Katia Christine
                            ----------------------------------------
                                   Katia Christine



                              (Page 10 of 10 pages)